UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Synacor, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

871561106
(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400
(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400
(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO/HC

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400
(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): IN/HC

(1) Names of reporting persons Ratio Capital Management B.V.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 1,345,300
(8) Shared voting power: 0
(9) Sole dispositive power: 1,345,300
(10) Shared dispositive power: 0
(11) Aggregate amount beneficially owned by each reporting person: 1,345,300
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

This Amendment No. 9 amends and supplements, as set forth below, the information contained in Items 4 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on June 26, 2014, Amendment No. 2 filed with the SEC on June 30, 2014, Amendment No. 3 filed with the SEC on July 8, 2014, Amendment No. 4 filed with the SEC on July 14, 2014, Amendment No. 5 filed with the SEC on July 17, 2014, Amendment No. 6 filed with the SEC on August 18, 2014, Amendment No. 7 filed with the SEC on September 11, 2014 and Amendment No. 8 filed with the SEC on October 10, 2014 (collectively, the “Schedule 13D”). Except as amended by this Amendment No. 9, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 9. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

On February 23, 2015, the Reporting Persons delivered a letter to the Issuer notifying the Issuer that they are seeking to nominate Dilip Singh, Jeff Misthal and Scott Williams (the “Nominees”) as nominees to the Board of Directors of the Issuer at the Issuer’s 2015 Annual Meeting of Stockholders or any other meeting held in lieu thereof.

The Reporting Persons intend to solicit proxies for the election of the Nominees, and intend to, prepare, file and mail a proxy statement in connection with such solicitation with respect to the Issuer's 2015 Annual Meeting of Stockholders or any meeting held in lieu thereof.

Also on February 23, 2015, the Reporting Persons issued a press release announcing that they had nominated the Nominees. A copy of the press release is filed as Exhibit 8 and is incorporated herein by reference.

The Reporting Persons also entered into separate nominee agreements (the "Nominee Agreements") with each of the Nominees, pursuant to which each Nominee has agreed to be nominated by the Reporting Persons for election to the Issuer’s Board of Directors at the Issuer’s 2015 Annual Meeting of Stockholders or any other meeting held in lieu thereof and, if elected, to serve as a director of the Issuer. The form of Nominee Agreement is filed as Exhibit 9 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 8	Press Release dated February 23, 2015.

Exhibit 9	Form of Nominee Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: February 23, 2015

JEC II Associates, LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

JEC Capital Partners LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

Ratio Capital Management b.v.

By:	/s/ Bart Kool*
Name: Bart Kool
Title: Director

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact

Exhibit 8

Shareholders of Synacor Nominate Three Highly Qualified Directors for Election at Synacor’s 2015 Annual Meeting of Stockholders

RANDOLPH, Mass. and AMSTERDAM, February 23, 2015 // - JEC Capital Partners and Ratio Capital Partners (together, the “Concerned Shareholders”) have nominated three highly qualified, independent director candidates for election to Synacor’s Board of Directors (the “Board”) at the 2015 Annual Meeting of Shareholders (the “2015 Annual Meeting”). The Concerned Shareholders are long-term shareholders and together own approximately 10% of the common stock of Synacor, Inc. (the “Company” or “Synacor” (NASDAQ: SYNC)).

Citing the continued underperformance by the Company, poor shareholder returns, poor corporate governance practices, and a desperate need for truly independent fresh perspectives on Synacor’s classified Board, the Concerned Shareholders believe that Synacor shareholders should be given the opportunity to vote for new directors whose interests are fully aligned with all shareholders.

Two of the incumbent directors whose terms expire at the 2015 Annual Meeting have served on the Synacor Board for 14 and 13 years, respectively. The Concerned Shareholders believe adding new talent to the Board is necessary to maximize shareholder value and improve corporate governance.  The addition of three experienced and successful business executives with significant industry knowledge can drive consensus with the remaining Board members and management to create and implement a winning strategy that will position Synacor to produce positive results and returns to its shareholders.

The Concerned Shareholders call on the incumbent Board not to take actions adverse to the interests of Synacor shareholders prior to the 2015 Annual Meeting including:

•	Delaying the 2015 Annual Meeting beyond Spring 2015,
•	Selling all or part of the Company,
•	Making material acquisitions, or
•	Issuing equity or equity-linked securities.

The Concerned Shareholders urge each of the incumbent Board members not to take any actions that are motivated by entrenchment or preservation of the status quo. Rather, let the shareholders speak through their votes.

Over the past six months, the Concerned Shareholders have clearly expressed their views to the Board and management of Synacor and have made every effort to engage in constructive discussions that would lead to meaningful improvement in the Board without the need for a proxy contest.  This included encouraging the Board to run a strategic alternatives process and inviting the Board to call a Special Meeting at our expense so that shareholders could vote on Board changes. The Board ignored our requests and instead focused on entrenchment tactics like enacting a poison pill. The Concerned Shareholders later met with senior management of Synacor and suggested cost reductions and other actions to improve the Company. Through those meetings, the Concerned Shareholders acquired a better understanding of the dysfunction at the Board level. That dysfunction was demonstrated yet again by the Company’s recent “acqui-hire” of a development team from a defunct organization only a few months after a 20% reduction in workforce.

The Concerned Shareholders believe there are significant opportunities for improvement in the Company that will lead to increased shareholder value. The Concerned Shareholders do not believe the current Board can recover the value destroyed during its tenure. The Concerned Shareholders have nominated Scott Williams, Jeff Misthal, and Dilip Singh for election to the Board. A summary of each nominee’s business experience and qualifications is set forth below.

Scott Williams

Mr. Williams is currently Assistant Vice President, Portal and Advertising, for AT&T. In his current role, he has responsibility for AT&T’s consumer portal, ATT.net, AT&T’s consumer email service, and TV Everywhere services including uverse.com and content onboarding and federations with content partners. Additionally, Mr. Williams was responsible for the creation and build-out of AT&T’s Big Data platform, T-Data. Previously, Mr. Williams was Vice President, New Business Development, Strategy & Mobile for Time Inc. Mr. Williams has also served as Vice President, Business Development for The Weather Channel Interactive, and Director, Business Operations and Development for CNN. Mr. Williams holds a Bachelor of Science in Marine Biology from the University of Miami, an MBA and Juris Doctor from the University of Florida. Mr. Williams’ deep industry experience, particularly with a market and customer perspective for products similar to those of Syancor, make him very well qualified to serve on the Board.

Jeff Misthal

Most recently Mr. Misthal served as Vice President of Finance for the Search and Ad Technology teams at Yahoo! Inc. where he was responsible for financial business support for businesses that generated in excess of $2 billion in revenue and had combined annual operating budgets in excess of $400 million. Additionally, Mr. Misthal served as Director of Finance for the Global Media team which included the Yahoo Properties as well as in various Corporate Finance roles supporting Yahoo’s global strategic partnerships. Prior to joining Yahoo, Mr. Misthal was an investment banker at Savvian and JPMorgan where he focused on technology M&A transactions, capital raising and advisory work. Mr. Misthal received a BS in economics with a concentration in Finance and Information Systems from the Wharton School at the University of Pennsylvania and an MBA with a Finance concentration from UCLA Anderson. Mr. Misthal’s extensive industry experience, particularly with competitive products similar to those of Syancor, make him very well qualified to serve on the Board.

Dilip Singh

Mr. Singh serves as the general partner of Value Generation Capital Fund LP. Mr. Singh also serves as the chairman and as a director of On Track Innovations Ltd., a company that designs, develops and markets secure contactless microprocessor-based smart card technology; and a director of Concurrent Computer Corporation, a provider of software, hardware, and professional services for the multi-screen video and real-time simulation markets. From April 2012 to April 2013, Mr. Singh served as the interim Chief Executive Officer, President and as a director of InfuSystem Holdings, Inc., a provider of ambulatory infusion pumps and associated clinical services. Prior to joining InfuSystem, Mr. Singh served as the Chief Executive Officer of MRV Communications, Inc., a provider of optical communications network infrastructure equipment and network management products, as well as network integration and managed services. Mr. Singh served as the Chief Executive Officer of Telia-Sonera Spice Nepal, a large Asian mobile operator and prior to Telia-Sonera served as the Chief Executive Officer and President of Telenity, Inc., a value added services delivery platform company. Prior to Telenity Mr. Singh served as President of NewNet which was acquired by ADC telecommunications Inc, Sprint Corporation, and ITT. Mr. Singh earned a Master’s of Science in Physics from the University of Jodhpur and a Masters of Technology in Electronics & Communications Electrical Engineering from the Indian Institute of Technology. Mr. Singh brings a technology background and significant operational experience implementing corporate turnarounds, including M&A experience and divestiture experience. These experiences allow him to offer unique insight into a company's operations for the purpose of guiding the company to the right short-term and long-term strategic decisions designed to maximize shareholder value.

ADDITIONAL INFORMATION

This filing is not a solicitation of a proxy from any security holder of the Company. The Concerned Shareholders intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of their slate of three highly qualified director nominees at the 2015 annual meeting of shareholders of the Company.

THE CONCERNED SHAREHOLDERS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

PARTICIPANTS IN SOLICITATION

The participants in the proxy solicitation in connection with the 2015 Annual Meeting are JEC Capital Partners, LLC, a Delaware limited liability company (“Capital Partners”), JEC II Associates, LLC, a Delaware limited liability company (“JEC”), K. Peter Heiland, Stichting Bewaarder Ratio Capital Partners a tax-transparent mutual fund (fonds voor gemene rekening) under the laws of the Netherlands (“RCP”), Ratio Capital Management, B.V., a private limited liability company under the laws of the Netherlands (“RCM”) Scott Williams, Jeff Misthal, and Dilip Singh.

Capital Partners serves as investment adviser to JEC. Mr. Heiland is the managing partner of Capital Partners and a member of JEC. Each of Capital Partners and Mr. Heiland may be deemed to have shared voting and dispositive power with respect to the 1,353,200 shares of common stock of the Company beneficially owned by JEC, of which 500 shares are owned of record.

RCM serves as the manager of RCP and has sole voting and dispositive power with respect to the 1,345,300 shares of common stock of the Company owned by RCP, of which 500 shares are owned of record.

None of the Nominees owns, beneficially or of record, any capital stock of the Company. The only interest of the Nominees in the proxy solicitation is their potential election as director of the Company.

The views expressed in this press release represent the opinions of the Concerned Shareholders, and are based on publicly available information with respect to the Company. The Concerned Shareholders recognize that there may be confidential information in the possession of the Company that could lead it to disagree with the Concerned Shareholders’ conclusions. The Concerned Shareholders reserve the right to change any of their opinions expressed herein at any time as they deem appropriate. The Concerned Shareholders disclaim any obligation to update the information or opinions contained in this press release.

Certain statements made herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third party reports. Neither the Concerned Shareholders nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party SEC or other regulatory filing or third party report.

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Contact:

Matthew Manning

JEC Capital Partners

(646) 373-9682

Exhibit 9

FORM OF Certification AND AGREEMENT

This CERTIFICATION AND AGREEMENT (this “Agreement”) is entered into and shall be effective as of February _____, 2015 (the “Effective Date”), by and among the undersigned nominee (the “Nominee”) and the Concerned Shareholders (as defined below).

Whereas, the Concerned Shareholders believe that Nominee’s outstanding qualifications will prove a valuable asset to Synacor, Inc. (“Synacor”) if Nominee is elected to the Board of Directors of Synacor, Inc. (the “Board”);

WHEREAS, Nominee believes that, if elected, he could help the Board to enhance shareholder value; and

WHEREAS, Nominee is willing to serve on the Board and recognizes that he may need to put in significant time and effort in order to win election;

Now, therefore, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.	Definitions. As used in this Agreement, the following capitalized terms shall have the meanings set forth below:

“Concerned Shareholders” means JEC Capital Partners, LLC and/or Ratio Capital Management and/or any Affiliate and Representative of JEC Capital Partners, LLC and/or Ratio Capital Management.

“Nomination”, “Campaign”, and/or “Solicitation”, whether used collectively or on their own, means any and all aspects of the Concerned Shareholders nomination of director candidates for election at the upcoming Annual Meeting of Stockholders of Synacor.

“Representatives” means any directors, members, managers, officers, employees, agents, or advisors, to the Concerned Shareholders.

“Affiliate” of a person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

2.	Agreement to Serve. Nominee agrees to be nominated by the Concerned Shareholders for election to the Board of Synacor and, if elected, to serve as a director.

3.	Settlement Agreement. In order to protect Nominee from the potential downside that could arise in the event that Nominee puts in significant time and resources in connection with the election, and the Concerned Shareholders decide to settle with the current Board prior to the Annual Meeting of Stockholders of Synacor, the Concerned Shareholders agree that they will not enter into any settlement agreement with Synacor without the written consent of the Nominee. Furthermore and for the avoidance of any doubt, the Concerned Shareholders and the Nominee agree that neither a Concerned Shareholder nor the Nominee will agree to serve on the Board as a result of any settlement without the written consent of the Concerned Shareholders and the Nominee.

4.	Nominee Confidentiality. Nominee will not disclose any information, communication, or data received from the Concerned Shareholders or their Representatives, regarding the Nomination / Solicitation / Campaign without the prior written consent of the Concerned Shareholders, unless required by law to do so, and the only after providing reasonable prior notice of such disclosure and the opportunity to seek a protective order. Information shall not be confidential if it:

i.	is or becomes publicly available other than as a result of a disclosure by Nominee;

ii.	is already in Nominee’s possession at the time of this Agreement;

iii.	is or becomes available to Nominee from a source, other than the Company, that has no contractual obligation to the Concerned Shareholders to keep that information confidential; or

iv.	is independently developed by Nominee or on Nominee's behalf without violating any of Nominee's obligations hereunder.

5.	Concerned Shareholders Confidentiality. Concerned Shareholders will not disclose any information, communication, or data received from Nominee regarding the Nomination / Solicitation / Campaign without the prior written consent of Nominee, unless required by law to do so, and the only after providing reasonable prior notice of such disclosure and the opportunity to seek a protective order. Information shall not be confidential if it:

i.	is or becomes publicly available other than as a result of a disclosure by the Concerned Shareholders;

ii.	is already in the Concerned Shareholders' possession at the time of this Agreement;

iii.	is or becomes available to the Concerned Shareholders from a source, other than the Company, that has no contractual obligation to the Nominee to keep that information confidential; or

iv.	is independently developed by the Concerned Shareholders or on the Concerned Shareholders' behalf without violating any of the Concerned Shareholders' obligations hereunder

6.	Indemnification. In connection with the proxy solicitation, the Concerned Shareholders agree to indemnify and hold Nominee harmless against any and all claims, losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees (“Losses”), and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid or payable in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by Nominee, directly or indirectly, as result of actions taken by the Concerned Shareholders in connection with the Solicitation; provided, however, that Nominee will not be entitled to indemnification for claims arising from Nominee’s own actions, including negligence, misconduct, intentional and material violations of law, criminal actions, failure to comply with the lawful advice, procedures and rules provided to Nominee by the Concerned Shareholders and/or its legal counsel, or material breach of the terms of this Agreement. For the avoidance of any doubt, upon Nominee becoming a director of the Company, this indemnification shall not apply to any claims made against Nominee or other Losses incurred in Nominee’s capacity as a director of Synacor. In the event a claim arises for which Nominee has been indemnified, Nominee shall be defended by lawyers selected by the Concerned Shareholders at the expense of the Concerned Shareholders and the approval of Nominee, which approval shall not be unreasonably withheld. Nominee may, through written notice, inform the Concerned Shareholders of his desire to select his own legal counsel. In this case, the Concerned Shareholders shall not be liable to Nominee under this Agreement or otherwise for any expenses and subsequently incurred by Nominee in connection with his own defense of such claim. Nominee shall, at all times, have the right to participate in the defense of any claim, Losses or litigation.

7.	Governing Law. This Agreement shall be governed by the laws of the State of Massachusetts and any suit brought by either party against the other party for claims arising out of this Agreement shall be brought in the federal and/or state courts sitting in Massachusetts, and the undersigned irrevocably agrees to and accepts such jurisdiction.

8.	Termination. This Agreement and the obligations hereunder shall terminate on the earlier of (i) one (1) year after the date of this Agreement and (ii) Nominee’s election to the Board as a result of the Solicitation.

9.	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the foregoing. Any amendments to this Agreement must be in writing and executed by each party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Nominee and the Concerned Shareholders have executed this Agreement on the date set forth above.

Concerned Shareholders:

JEC Capital Partners, LLC
By: Michael Torok

Ratio Capital Management
By: Bart Kool

Nominee:

[Name]

Address: